UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CADBURY PLC

(Name of Subject Company (Issuer))

KRAFT FOODS INC.

(Name of Filing Persons (Offerors))

Ordinary Shares of 10p each

(Including Ordinary Shares Represented by American Depositary Shares,

each representing four Ordinary Shares of 10p each)

(Title of Class of Securities)

127209302

12721E102

(CUSIP Number of Class of Securities)

Marc S. Firestone

Executive Vice President, Corporate & Legal Affairs and General Counsel

Kraft Foods Inc.

Three Lakes Drive

Northfield, Illinois 60093

(847) 646-2000

(Names, addresses and telephone numbers of persons authorized to receive notices and communications on behalf of filing person)

Copies to:

Barbara L. Becker

Andrew L. Fabens

James J. Moloney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,975,187,802.86	$1,091,974.79

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This valuation assumes the purchase of all of the issued and outstanding ordinary shares of 10 pence each of Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), including ordinary shares represented by American Depositary Shares, at a price per ordinary share of (i) 500 pence in cash and (ii) 0.1874 shares of common stock Class A common stock, without par value, of Kraft Foods Inc., a Virginia corporation (“Kraft Foods”) (such common stock, the “Kraft Foods common stock”). The aggregate value of the cash in the offer (as described in the prospectus/offer to exchange contained in Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010) equals the product of (i) $8.10 (translated from 500 pence into U.S. dollars on January 21, 2010 at an exchange rate equal to of $1.6206 per £) and (ii) 1,414,115,754 (the sum of (x) 1,374,636,819 Cadbury ordinary shares outstanding as of January 20, 2010 (as reported by Cadbury with the London Stock Exchange’s Regulatory News Service on January 20, 2010) and (y) 39,478,935 Cadbury ordinary shares that could be issued to satisfy the exercise and vesting of options and awards under Cadbury share schemes (assuming exercise and vesting of such options and awards in full) as at the close of business on January 14, 2010 (as disclosed in Cadbury’s second defense document filed with the SEC on January 12, 2010, as updated by figures disclosed on behalf of Cadbury to our financial advisors on January 15, 2010 for the purposes of Note 3 on Rule 10 of the U.K. City Code on Takeovers and Mergers) (the sum of (x) and (y), the “Cadbury Share Total”)). The aggregate value of the Kraft Foods common stock to be exchanged, on the basis of the market value of the Kraft Foods common stock to be exchanged in the offer, which was computed in accordance with Rule 0-11(a)(4) of the Exchange Act, equals the product of (i) $28.38 (the average of the high and low prices per share of Kraft Foods common stock on January 21, 2010) and (ii) the product of (A) 0.1874 and (B) 1,413,616,467 (the Cadbury Share Total).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act equals the sum of (i) the product of (x) $16,835,877,382.94 (the transaction valuation based on the original terms of the transaction, which are set forth in the prospectus/offer to exchange contained in Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on December 4, 2009) and (y) 0.0000580 (the fee rate applicable to the original filing on Schedule TO on December 4, 2009, as disclosed in the SEC’s Fee Rate Advisory #3 for Fiscal Year 2010) and (ii) the product of (A) $2,139,310,419.92 (the amount of the increase in transaction valuation attributable to the revised terms of the transaction, which are set forth in the prospectus/offer to exchange contained in Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010) and (B) 0.0007130 (the currently applicable fee rate, as disclosed in the SEC’s Fee Rate Advisory #4 for Fiscal Year 2010).

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$948,884.20
Form or Registration No.:	Schedule 14A
Filing Party:	Kraft Foods Inc.
Date Filed:	November 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2009, as subsequently amended from time to time, by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”). The Schedule TO relates to the offer by Kraft Foods to acquire all outstanding ordinary shares of 10 pence each (“Cadbury ordinary shares”) of Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), including those Cadbury ordinary shares represented by American Depositary Shares (“Cadbury ADSs”), each of which represents four Cadbury ordinary shares. In the offer, Kraft Foods is offering 500 pence in cash and 0.1874 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods common stock”) in exchange for each outstanding Cadbury ordinary share, including each Cadbury ordinary share represented by a Cadbury ADS, validly tendered and not withdrawn, upon the terms and subject to the conditions described in the Prospectus/Offer to Exchange (as defined below) and the related revised Form of Acceptance and revised ADS Letter of Transmittal. As one Cadbury ADS represents four Cadbury ordinary shares, for each Cadbury ADS validly tendered and not withdrawn, the holder thereof will receive 2,000 pence in cash and 0.7496 shares of Kraft Foods common stock. The offer includes a mix and match election facility.

On January 19, 2010, Kraft Foods filed with the SEC Amendment No. 2 to its Registration Statement on Form S-4 (file no. 333-163483) relating to the offer (as amended, the “Registration Statement”). The terms and conditions of the offer are set forth in the prospectus/offer to exchange, which is a part of the Registration Statement (as amended, the “Prospectus/Offer to Exchange”), and the related revised Form of Acceptance and revised form of ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(A) and (a)(1)(B), respectively, hereto.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, the information in the Prospectus/Offer to Exchange and the related revised Form of Acceptance and revised form of ADS Letter of Transmittal, which are filed as Exhibits (a)(4)(A), (a)(1)(M) and (a)(1)(N), respectively, hereto, and any prospectus supplement or other supplement thereto related to the offer hereafter filed with the SEC by Kraft Foods, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented as provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(S)	Press release issued by Kraft Foods on January 22, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 22, 2010).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KRAFT FOODS INC.

By:	/s/ Carol J. Ward
	Name:	Carol J. Ward
	Title:	Vice President and Corporate Secretary

Date: January 26, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)(A)	Form of Acceptance.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients.*

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	Press release issued by Kraft Foods on December 4, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(1)(G)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(H)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.2 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(I)	Press release issued by Kraft Foods on January 5, 2010 (incorporated by reference to Exhibit 99.3 to Kraft Foods Inc. Form 8-K filed with the SEC on January 5, 2010).

(a)(1)(J)	Announcement Under Rule 17 of the U.K. City Code on Takeovers and Mergers (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 6, 2010).

(a)(1)(K)	Investor Presentation first used on January 12, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 12, 2010).

(a)(1)(L)	Press Release issued by Kraft Foods on January 12, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 13, 2010).

(a)(1)(M)	Revised Form of Acceptance.**

(a)(1)(N)	Revised Form of ADS Letter of Transmittal.**

(a)(1)(O)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(P)	Revised Form of Letter to Clients.**

(a)(1)(Q)	Announcement Under Rule 17 of the U.K. City Code on Takeovers and Mergers (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 19, 2010).

(a)(1)(R)	Rule 2.5 Announcement dated January 19, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 19, 2010).

(a)(1)(S)	Press release issued by Kraft Foods on January 22, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 22, 2010).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)(A)	Prospectus/Offer to Exchange registering the offer and sale of the Kraft Foods Class A common stock to be issued in the offer.**

(a)(5)(A)	Summary advertisement as published in The Wall Street Journal on December 4, 2009.*

(a)(5)(B)	Kraft Foods’ message to employees, dated December 4, 2009 (incorporated by reference to Exhibit 99.2 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(a)(5)(C)	Press release issued by Kraft Foods on December 15, 2009 (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on December 15, 2009).

(a)(5)(D)	Transcript of Investor Conference Call held on January 19, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 21, 2010).

(a)(5)(E)	Advertisement as published in The Wall Street Journal on January 21, 2010 (incorporated by reference to Kraft Foods’ Rule 425 Filing on January 21, 2010).

(b)(1)	Acquisition and Refinancing Bridge Credit Agreement by and among Kraft Foods Inc., the lenders named therein and Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and HSBC Securities (USA) Inc., as joint bookrunners, and Citibank, N.A. and Deutsche Bank AG Cayman Islands Branch, as co-administrative agents (incorporated by reference to Exhibit 99.9 to Kraft Foods Inc. Form 8-K filed with the SEC on December 4, 2009).

(b)(2)	Amendment No. 1 to Acquisition and Refinancing Bridge Credit Agreement, dated as of January 18, 2010, among Kraft Foods Inc., Citibank, N.A. as Paying Agent, and the lenders named therein (incorporated by reference to Exhibit 99.1 to Kraft Foods Inc. Form 8-K filed with the SEC on January 19, 2010).

(d)	Inducement Fee Agreement between Kraft Foods Inc. and Cadbury plc.**

(g)	Not applicable.

(h)	Not applicable.

*	Incorporated by reference to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on December 4, 2009.
**	Incorporated by reference to Amendment No. 2 to Kraft Foods’ Registration Statement on Form S-4 filed with the SEC on January 19, 2010.